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Exhibit 99(a)(1)(D)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(including the associated preferred stock purchase rights)
of
Oregon Steel Mills,  Inc.
at
$63.25 Net Per Share
by
Oscar Acquisition Merger Sub, Inc.
a wholly owned subsidiary of
Evraz Group S.A.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, DECEMBER 28, 2006, UNLESS THE OFFER IS EXTENDED.

        NOVEMBER 30, 2006

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        We have been engaged by Oscar Acquisition Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg, to act as Dealer-Manager in connection with Purchaser's offer to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, "Shares"), of Oregon Steel Mills, Inc., a Delaware corporation ("Oregon Steel"), at a price of $63.25 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

        The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn at least a majority of the total number of outstanding Shares (assuming exercise of all outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares, whether or not vested or then exercisable) at that time (the "Minimum Tender Condition"), (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated, the period of time for any applicable review process by the Committee on Foreign Investment in the United States ("CFIUS") under the 1988 Exon-Florio Amendment to the Defense Production Act of 1950, as amended (the "Exon-Florio Amendment") (including, if applicable, any investigation commenced thereunder), shall have expired or been terminated or CFIUS shall have provided a written notice to the effect that review of the transactions contemplated by the Offer has been concluded and that a determination has been made that there are no issues of national security sufficient to warrant investigation under the Exon-Florio Amendment and the notification period under the International Traffic in Arms Regulation ("ITAR") of the U.S. Department of State shall have expired or been terminated, or the U.S. Department of State or another U.S. governmental entity shall have provided written notice to the effect that no further review of the transactions contemplated by the Merger Agreement (as defined below) under ITAR will occur, and (c) subject to certain exceptions, no change, condition, event or development shall have occurred, that individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Oregon Steel. The Offer is also subject to certain other terms and conditions. See Section 13—"Certain Conditions of the Offer." The initial offering period of the Offer and withdrawal rights will expire at the "Expiration Date," which means 12:00 midnight, New York City time, on Thursday, December 28, 2006, unless Purchaser has extended the initial offering period of the Offer, in which event the term "Expiration Date" shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, shall expire.

        Enclosed herewith are the following documents:

1.
Offer to Purchase, dated November 30, 2006;

2.
Letter of Transmittal to be used by stockholders of Oregon Steel in accepting the Offer and tendering Shares;

3.
Notice of Guaranteed Delivery;

4.
Guidelines for Certification of Taxpayer Identification Number on Form W-9;

5.
Letter to stockholders of Oregon Steel from the President and Chief Executive Officer of Oregon Steel, accompanied by Oregon Steel's Solicitation/Recommendation Statement on Schedule 14D-9;

6.
A printed form of a letter that may be sent to your clients for whose account you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

7.
Return envelope addressed to the Depositary (as defined below).

        The Offer is being made pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 20, 2006, among Evraz, Purchaser and Oregon Steel, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Oregon Steel, with Oregon Steel as the surviving corporation (the "Merger") and each issued and outstanding Share (other than Shares owned by Evraz, Purchaser or any subsidiary of Evraz, Purchaser or Oregon Steel or held in the treasury of Oregon Steel or held by stockholders who properly exercise dissenters' rights, if available) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the per Share price paid pursuant to the Offer upon the surrender of the certificate formerly representing such Share.

        The Oregon Steel board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Oregon Steel board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will be deemed to have accepted for payment, and will pay for, all Shares validly tendered and not properly withdrawn by the Expiration Date if and when Purchaser gives oral or written notice to Mellon Investor Services (the "Depositary") of Purchaser's acceptance of the tenders of such Shares for payment pursuant to the Offer. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

        Purchaser is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. An envelope in which to return your instructions to us is enclosed.

        In order to tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message (in the case of any book-entry transfer), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either certificates representing the tendered Shares should be delivered or such Shares must be delivered to the Depositary pursuant to the procedures for book-entry transfers, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

        Neither Evraz nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent, the Depositary and the Dealer Manager as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.

        Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, December 28, 2006, unless the Offer is extended.

        If holders of Shares wish to tender their Shares, but it is impracticable for them to deliver their certificates representing tendered Shares or other required documents or to complete the procedures for delivery by book-entry transfer prior to the Expiration Date, a tender may be effected by following the guaranteed delivery procedures specified in the Offer to Purchase and the Letter of Transmittal.

        Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent at the address and telephone number set forth below and in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Purchaser's expense.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

  NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF EVRAZ, PURCHASER, OREGON STEEL, THE INFORMATION AGENT, THE DEALER MANAGER, THE DEPOSITARY OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Information Agent for the Offer is:

105 Madison Avenue
New York, NY 10016
proxy@mackenziepartners.com
Call collect: (212) 929-5500

or

Toll Free: (800) 322-2885

        The Dealer Manager for the Offer is:

11 Madison Avenue
New York, NY 10010
(888) 537-4895

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Offer to Purchase for Cash All Outstanding Shares of Common Stock (including the associated preferred stock purchase rights) of Oregon Steel Mills, Inc. at $63.25 Net Per Share by Oscar Acquisition Merger Sub, Inc. a wholly owned subsidiary of Evraz Group S.A.